02069120

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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Prima Developments Ltd.

*CURRENT ADDRESS 200 - 20351 Duncan Way
Langley B.C. V3A 7N3
Canada

**FORMER NAME

**NEW ADDRESS

PROCESSED
FEB 1 1 2003
THOMSON FINANCIAL

FILE NO. 82- 34763 FISCAL YEAR 6/30/02

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐ AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐ SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: [signature]

DAT : 1/21/03

02 NOV 21 AM 11:16

82-34703

FORM 51-901F

QUARTERLY REPORT

Incorporated as part of: __X__ **Schedule A**
_____ **Schedules B & C**
(place x in appropriate category)

AR/S
6-30-02

ISSUER DETAILS:

NAME OF ISSUER:	PRIMA DEVELOPMENTS LTD.
ISSUER'S ADDRESS:	200 - 20351 Duncan Way Langley, B.C. V3A 7N3
ISSUER TELEPHONE NUMBER:	(604) 532 - 5311
ISSUER FAX NUMBER:	(604) 532 - 5377
CONTACT PERSON:	ROLAND LANGSET
CONTACT'S POSITION:	President
CONTACT TELEPHONE NUMBER:	(604) 532 - 5311
FOR QUARTER ENDED:	June 30, 2002
DATE OF REPORT:	August 1, 2002

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

"Roland Langset" ROLAND LANGSET	2002/11/01 DATE SIGNED (YY/MM/DD)
"Aaron Langset" AARON LANGSET	2002/11/01 DATE SIGNED (YY/MM/DD)

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED FINANCIAL STATEMENTS

INDEX

AUDITORS' REPORT

To The Shareholders of Prima Developments Ltd:

We have audited the consolidated balance sheet Pr ima Developments Ltd. as at June 30, 2002 and 2001 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles us ed and significant estima tes made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at June 30, 2002 and 2001 and the results of its operations and cash flows for the years then ended in accordance with generally accepted accounting principles.

Vancouver, BC
August 1, 2002

"Buckley Dodds"
Chartered Accountants

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED BALANCE SHEET

AS AT JUNE 30, 2002

ASSETS

	2002	2001
CURRENT		
Cash	$ 243,262	$ 32,175
Barter trade currency (Note 4)	3,128	5,254
Accounts receivable	239,575	79,338
GST receivable	30,986	21,807
Inventory	54,377	41,237
Prepaid expenses	4,628	2,412
	575,956	182,223
DUE FROM AFFILIATES (Note 5)	5,282	316
CAPITAL ASSETS (Schedule 1)	32,540	34,385
PATENTS & FORMULAS, net of amortization	3,886	6,378
	$ 617,664	$ 223,302

LIABILITIES

	2002	2001
CURRENT		
Payables and accruals	$ 387,031	$ 258,136
Current portion of promissory notes (Note 8)	-	5,362
Due to related parties (Note 6)	-	67,088
	387,031	330,586
PRIVATE PLACEMENT SUBSCRIPTION	119,290	-
DUE TO AFFILIATE (Note 7)	7,956	68,363
PROMISSORY NOTES (Note 8)	-	233
DEBT INSTRUMENTS (Note 9)	1,253,074	933,138
	1,767,351	1,322,320

SHARE CAPITAL AND DEFICIT

	2002	2001
SHARE CAPITAL (Note 11)	6,057,987	5,241,853
DEFICIT	7,207,674	6,350,871
	(1,149,687)	(1,109,018)
APPROVED BY DIRECTORS	$ 617,664	$ 223,302

"Roland Langset" Director

"Aaron Langset" Director

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF DEFICIT

FOR THE YEAR ENDED JUNE 30, 2002

	2002	2001
DEFICIT, beginning of year	$ 6,350,871	$ 5,469,432
NET LOSS FOR THE YEAR	856,803	881,439
DEFICIT, end of year	$ 7,207,674	$ 6,350,871

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD.

CONSOLIDATED STATEMENT OF OPERATIONS

FOR THE YEAR ENDED JUNE 30, 2002

	2002	2001
SALES	$ 1,219,107	$ 433,260
COST OF SALES (Schedule 2)	656,287	282,860
GROSS PROFIT	562,820	150,400
EXPENSES		
Salaries	258,497	219,584
Consulting fees (Schedule 2)	330,351	176,512
Royalties and referral fees (Note 12 (b))	213,977	26,399
Advertising and promotion	131,267	109,916
Management fees (Note 12 (a))	105,000	90,000
Rent	91,980	93,183
Auto and travel	56,887	41,117
Bank charges and interest	50,678	57,478
Office	50,247	45,220
Telephone and utilities	36,700	33,325
Professional fees	30,171	93,460
Filing and transfer fees	23,565	11,212
Subcontractors	15,037	16,436
Amortization	11,217	9,395
Revenue participation fees	10,948	6,237
Insurance	3,327	2,767
Repairs and maintenance	1,683	1,539
Research and development	1,558	1,127
License and dues	510	1,343
Commission	234	3,923
Director fees	-	5,500
	1,423,834	1,045,673
LOSS FROM OPERATIONS	(861,014)	(895,273)
OTHER INCOME (EXPENSES)	4,211	13,834
	(856,803)	(881,439)
MINORITY INTEREST (Note 10)	-	-
NET LOSS FOR THE YEAR	$ (856,803)	$ (881,439)
LOSS PER SHARE	$ (0.07)	$ (0.09)

See accompanying notes to the audited financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED JUNE 30, 2002

	2002	2001
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net loss for the year	$ (856,803)	$ (881,439)
Items not involving cash		
Amortization	11,217	9,395
	(845,586)	(872,044)
Changes in non-cash working capital items		
Accounts receivable	(160,237)	(55,755)
GST receivable/payable	(9,179)	(26,488)
Inventory	(13,140)	3,462
Payables and accruals	128,895	184,656
Barter trade currency	(2,126)	6,906
Prepaid expenses	2,216	-
	(899,157)	(759,263)
FINANCING ACTIVITIES		
Promissory note	(5,595)	(24,459)
Minority interest	-	-
Issuance of common shares	816,134	61,420
Due to related parties	(67,088)	27,000
Debt instruments	319,936	633,938
Private placement subscription	119,290	-
	1,182,677	697,899
INVESTING ACTIVITIES		
Advance to an affiliate	(65,373)	57,654
Purchase of capital assets	(7,060)	(2,000)
Purchase of patents	-	(201)
	(72,433)	55,453
INCREASE (DECREASE) IN CASH	211,087	(5,911)
CASH, beginning of year	32,175	38,086
CASH, end of year	$ 243,262	$ 32,175

See accompanying notes to the audited financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

NOTE 1 BUSINESS DESCRIPTION

The Company is listed on the TSX Venture Exchange and the Frankfurt Exchange in Germany and has a controlling interest in two companies. One company, Envirocoat Technologies Inc. (ETI) manufactures a proprietary ceramic based coating system designed to provide a full bodied waterproof protective shield or membrane over any exposed surface which reflects sunlight and seals out rain, ice, snow, or moisture. The second company ECI Envirocoatings (Canada) Inc. (ECI), (formerly, ECI Envirocoatings (Langley) Inc.) is the Canadian distributor of the product.

NOTE 2 GOING CONCERN CONSIDERATION

These financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the company be unable to continue as a going concern and therefore be required to realize its assets and liquidate its liabilities and commitments in ot her than normal course of business and at amounts different from those in t he accompanying financial statements.

Because of the sizable ongoing operating losses of the past years, the Company's continuance as a going concern is dependent upon its ability to obtain adequate financing and to reach profitable levels of operation. It is not possible to predict whether financing efforts will be successful or if the Company will attain profitable levels of operation.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles in Canada. They include the accounts of Prima Developments Ltd. (the "Company" or "Prima") and its 49.7% owned subsidiaries, Envirocoat Technologies Inc. ("ETI") and ECI Envirocoatings (Canada) Inc. ("ECI") (Note 14). All significant intercompany accounts and transactions have been eliminated in consolidation.

a) Inventory

Inventory is valued at the lower of cost and net realizable value.

NOTE 3 SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

b) Capital Assets

Capital assets are recorded at cost and are amortized in the following manner:

Computer	30% Declining Balance
Office Furniture	20% Declining Balance
Manufacturing Equipment	20% Declining Balance
Automobile	30% Declining Balance
Patent and Formulas	10 Years Straight Line

In the year of acquisition, amortization is calculated at one-half of the above-noted rates.

c) Loss Per Share

Loss per share has been computed based on the weighted average number of common shares outstanding.

d) Measurement Uncertainty

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amou nts of revenues and expenses during the reported period. Actual results could differ from those estimates.

NOTE 4 BARTER TRADE CURRENCY

Barter trade currency consists of barter trade dollars held on a North American barter trade exchange which consists of a membership who purchases or sells goods or serv ices using an alternate currency. Each unit of barter trade currency is equal in value to the Canadian dollar. The barter trade currency held is restricted in that it may only be used to purchase goods or services from other members of that exchange.

NOTE 5 DUE FROM AFFILIATES

These amounts are payable on demand from co mpanies which hold a non-controlling interest in ETI. These amounts are non-interest bearing.

NOTE 6 DUE TO RELATED PARTIES

Due to related parties represent amounts payabl e to directors and are without interest and specific terms of repayment.

NOTE 7 DUE TO AN AFFILIATE

This amount is due to an affiliated company controlled by a group of shareholders of the Company. This amount does not carry any in terest nor have any specific terms of repayment.

NOTE 8 PROMISSORY NOTES

Promissory notes represent a series of notes bearing interest at 10% annually. These notes are repaid monthly and have various end dates.

	2002	2001
Promissory notes	$ -	$ 5,595
Less: Current portion	-	(5,362)
	$ -	$ 233

NOTE 9 DEBT INSTRUMENT

ECI Envirocoatings (Canada) Inc., the second company in which the company owns a controlling interest has raised capital in the year through two offerings. The first was an offering of preference shares that are redeemable and retractable at the holders option. In the year a portion of the shares have been redeemed. The second offering was for units which consist of non-voting Class B and Class C shares. The Class B shares are redeemable, carry a fixed annual cumulative dividend of $0.02 per share and are convertible to Class A shares. Their value is nominal. The Class C shares are non-voting, carry no dividend rights, and are to be redeemed at a rate of 10% per annum.

The ECI preference shares and Class C shares noted above meet the definition of a financial liability under Section 3860 of the CICA Handbook and as such have been accounted for as a debt instrument on the consolidated financial statements.

NOTE 10 MINORITY INTEREST

The minority interest in the losses of ETI and ECI for the years ended June 30, 2001 and 2002 have been recognized to the extent they reduce the value of the non-controlling interest's common shares to nil. Where the losses applicable to the minority interest of ETI exceed the minority interest in the common shares and equity financial instruments of ETI, the excess and any further losses applicable to the minority interest have been allocated solely to the parent's interest. Subsequent earnings shall be allocated entirely to the parent's interest until such previously absorbed losses are recovered.

NOTE 11 SHARE CAPITAL

a) Share capital is represented by the following:

Authorized: 100,000,000 Common Shares, no par value

Issued for:

	2002		2001	
	NUMBER OF SHARES	VALUE	NUMBER OF SHARES	VALUE
Balance, Beginning of Year	9,779,407	$ 5,241,853	9,425,930	$ 5,180,433
Issued for cash on exercise of warrants	5,476,193	815,334	-	-
Issued for cash Private Placement	-	-	353,477	61,420
Balance, end of year	$15,255,600	$ 6,057,187	9,779,407	$ 5,241,853

b) Escrow shares

In the 2000 fiscal year the company issued a total of 750,000 performance shares to its President and Director in consideration for reorganizing efforts. Under the term s of the escrow agreement, release from escrow shall be made on the basis of cash flow from operations in accordance with the rules and policies of the regulatory authorities. Any shares not released from escrow within 10 years (March 17, 2010) shall be cancelled.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

NOTE 11 SHARE CAPITAL (CONTINUED)

c Stock Options

At June 30, 2000 the company issued 787,000 stock options to certain directors, officers and employees to purchase up to 787,000 common shares at $0.30 per share. The options expire April 12, 2005.

Subject to regulatory approval, holders of 299,200 preferred shares of ECI Envirocoatings (Canada) Inc. have been grant ed the right to exchange their preferred shares in ECI for common shares of the company calculated on the basis of the market price at the time of the exchange le ss a discount of 15% subject to a m inimium price of $0.15 per share.

NOTE 12 RELATED PARTY TRANSACTIONS

a) During the year, $105,000 (2001-$90,000) was paid to a director or to companies controlled by a director for management fees, administration and consultat ion services.

b) During the year, $213,977 (2001-$26,399) was paid or payable to a director of the Company for royalties as described in Note 16 (a).

c) During the year, $0 (2001-$5,500) was paid to directors of the Company as director fees.

d) During the year, $184,650 (2001-$131,165) of salaries and consulting fees were paid to certain directors and officers of the Company.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

The Company's financial assets and liabilities consist of cash, accounts receivable, GST receivable, payables and accruals, due to related parties and de bt instruments, the terms and conditions of which have been described in the notes.

Price Risk Management

Currency Risks

The Company sells its products internationally, giving rise to exposure to currency risks from changes in foreign exchange rates. Although the Company has significant international trading, it does not use deriv ative financial instrum ents or borrow a portion of its funds in U.S. dollars to reduce foreign currency risks.

NOTE 13 FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (Continued)

Credit Risk Management

Credit risk arises from the potential that a debtor will fail to perform its obligations. The Company is subject to credit risk through its accounts receivable. The company does not have any formal credit policy to reduce this risk. The company does not have a significant exposure to any individual customer. Therefore, the concentration of credit risk is not considered to be significant.

The Company is also subject to credit risk through its cash. However, the cash is placed in a well-capitalized, high quality financial institution. Accordingly, concentration of credit risk is considered to be minimal.

Interest Rate Risk

Interest rate risk is the risk to the Company's earnings that would arise from fluctuations in interest rates and would depend on the volatility of these rates. The Company's borrowings from external parties are minimal and are done at a fixed interest rate; accordingly, its interest rate risk is not considered to be significant.

NOTE 14 SIGNIFICANT EVENTS

a) Effective June 4, 1998, and pursuant to the terms of the conversion agreement dated November 20, 1996 with "ETI", "Prima" acquired 2,436,031 newly issued shares of "ETI" representing 51% of all the issued shares. The consideration consisted of $25,700 which had been a loan to "ETI".

Since the transaction was between related parties and it resulted in "Prima" owning 51% of "ETI's" common shares, this business combination has been accounted for as an acquisition of the assets and liabilities of "ETI" by "Prima" (purchase method). "ETI" manufactures coatings as described in Note 1. Subsequent to the business combination between Prima and ETI, common shares were issued from treasury by ETI which has reduced Prima's ownership interest in ETI to 49.7%. As Prima continues to control ETI, the business combination continues to be accounted for as a consolidation with Prima as the parent company.

Application of purchase method accounting for the business combination:

(i) All "ETI's" and its subsidiary's assets and liabilities are included in the consolidated financial statements at their fair market values at the effective date of the transaction.

(ii) For purposes of this transaction, the deemed consideration paid by "Prima" for 2,436,031 common shares of "ETI" is $25,700.

Cash	$ 208
Accounts receivable	18,203
GST receivable	15,190
Inventory	22,000
Prepaid expenses	2,142
Due from an afiliate	57,293
Capital Assets	40,862
Patents and Formulas	13,259
Accounts payable	(67,765)
Due to related parties	(27,426)
Less: minority interest	(48,536)
	$ 25,700

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2002

NOTE 15 INCOME TAXES

The Company has losses carried forward for income tax purposes for deduction against future years' taxable income. The losses carried forward expire in the fiscal years ending as follows:

	"ECI"	"ETI"	"Prima"
2003	$ -	$ 75,000	$ -
2004	-	217,000	96,488
2005	-	428,000	122,411
2006	135,368	392,718	161,604
2007	237,687	1,469,030	378,454
2008	549,657	232,166	90,205
2009	235,320	343,308	278,301
	$ 922,712	$2,813,914	$ 849,162

NOTE 16 COMMITMENTS

a) "ETI" is committed to pay Royalties to a director as follows:

1) $0.37 per litre of all products manufactured and shipped from any and all primary manufacturing facilities owned in whole or in part by "ETI" or any and all production facilities under any type of agreement w ith "ETI" anywhere in the world;

2) 4.8% of total sales of all products and services from all factories or authorized regional outlets located in Canada or the United States of America;

3) 9.5% of total billings calculated in U.S. funds for all products passing through such entity as is set up as an international distributor including the United States of America and all other foreign countries.

PRIMA DEVELOPMENTS LTD. SCHEDULE 1

CONSOLIDATED CAPITAL ASSETS AND ACCUMULATED AMORTIZATION

JUNE 30, 2002

	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE	AMORTIZATION
COMPUTER				
Opening Balance	$ 8,503	$ 6,593	$ 1,910	$ 573
Provision	-	573	(573)	
Closing Balance	8,503	7,166	1,337	
OFFICE FURNITURE AND EQUIPMENT				
Opening Balance	29,472	16,918	12,554	
Provision	-	2,501	(2,501)	2,501
Closing Balance	29,472	19,419	10,053	
AUTOMOBILE				
Opening Balance	7,540	4,635	2,905	
Provision	-	872	(872)	872
Closing Balance	7,540	5,507	2,033	
MANUFACTURING EQUIPMENT				
Opening Balance	69,825	52,809	17,016	
Additions	6,880	-	6,880	
Provision	-	4,779	(4,779)	4,779
Closing Balance	76,705	57,588	19,117	
TOTAL TO JUNE 30, 2002	$ 122,220	$ 89,680	$ 32,540	$ 8,725

See accompanying notes to the audited financial statements.

PRIMA DEVELOPMENTS LTD. SCHEDULE 2

COST OF GOODS SOLD AND CONSULTING FEES

JUNE 30, 2002

COST OF SALES CONSISTS OF THE FOLLOWING:

	2002	2001
Purchases	$ 650,081	$ 278,031
Freight	6,206	4,829
	$ 656,287	$ 282,860

CONSULTING FEES CONSIST OF THE FOLLOWING:

	2002	2001
Sales and marketing	$ 107,547	$ 131,977
Computer consulting	-	1,870
Project consulting	-	32,700
Business consulting	214,188	5,865
Investment fees	8,616	4,100
	$ 330,351	$ 176,512

See accompanying notes to the audited financial statements.